Exhibit 3.1

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

MEDECISION, INC.

A Business-Stock Domestic Corporation

In compliance with the requirements of the Pennsylvania Business Corporation Law of 1988, as amended, 15 Pa.C.S. § 1911 et seq. (relating to amendment of articles of incorporation), the corporation hereby desires to amend and restate its Articles of Incorporation in their entirety as follows:

FIRST:  The name of the corporation is:  MEDecision, Inc. (the “Corporation”).

SECOND:  The name of this Corporation’s commercial registered office provider is Corporation Service Company, and the county of venue is Dauphin County.

THIRD:  The Corporation was incorporated under the provisions of the Pennsylvania Business Corporation Law of 1988 (15 Pa. C.S. §§ 1101 et seq.) (the “Business Corporation Law”) on October 26, 1988.

FOURTH:  The total number of shares of capital stock that the Corporation has authority to issue is 110,000,000 shares of Common Stock, no par value per share (“Common Stock”).

FIFTH:  The Corporation is to have perpetual existence.

SIXTH:  In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

SEVENTH:  The shareholders of the Corporation shall not be entitled to cumulate their votes for the election of directors.

EIGHTH:  The Corporation expressly elects not to be governed by the provisions contained in Subchapters E (Control Transactions), G (Control-Share Acquisitions) and H (Disgorgement by Certain Controlling Shareholders for Employees Terminated Following Attempts to Acquire Control) of Chapter 25 of the Business Corporation Law.